UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33830
EnergySolutions, Inc.

(Exact name of registrant as specified in its charter)

423 West 300 South, Suite 200
Salt Lake City, Utah 84101
Telephone: (801) 649-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)        ☐
Rule 12g-4(a)(2)     ☐
Rule 12h-3(b)(1)(i)    ☐
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☒

Approximate number of holders of record as of the certification or notice date: 1*
Pursuant to the requirements of the Securities Exchange Act of 1934, EnergySolutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EnergySolutions, Inc.
January 24, 2014	By:	/s/ RUSS WORKMAN
Russ Workman
General Counsel
* On May 24, 2013, Rockwell Acquisition Corp. merged with and into EnergySolutions, Inc., with EnergySolutions, Inc. surviving as a wholly-owned subsidiary of Rockwell Holdco, Inc. As a result of the merger, EnergySolutions, Inc. became a wholly-owned subsidiary of Rockwell Holdco, Inc.